Filed by Primus Telecommunications Group, Incorporated Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Arbinet Corporation Registration No.: 333-171293

Arbinet Announces Sale of Patent Portfolio and Elects to Increase the Aggregate Base Merger Consideration by the Net Proceeds from Sale

MCLEAN, VA – February 14, 2011 – Primus Telecommunications Group, Incorporated (OTCBB: PMUG), a global facilities-based integrated provider of advanced telecommunications products and services, previously announced its entry into a definitive merger agreement with Arbinet Corporation through which Primus is to acquire Arbinet in a stock transaction. Under such agreement, Arbinet could elect, at its sole option, to spin-off to its stockholders or to sell to a third party for cash certain identified patents and rights arising from such patents, subject to certain limitations, including that all transaction costs, fees and expenses and gross tax liabilities attributable to any such spin-off or sale would not exceed $350,000 in the aggregate and that Arbinet would first grant Primus a royalty-free, worldwide, assignable and perpetual license and right to use any and all such patents and rights. Furthermore, upon the sale of Arbinet’s patents and rights arising from such patents, Arbinet could elect, in its sole discretion, either to distribute the proceeds from the sale, after deducting all related transaction costs, fees and expenses and gross tax liabilities attributable to the sale, to its stockholders prior to the closing of the merger or to add such net proceeds, dollar for dollar, to the aggregate base merger consideration of $28,000,000.

On February 11, 2011, Arbinet signed an Asset Purchase Agreement with AIP Acquisition LLC, a Delaware limited liability company, or AIP, pursuant to which AIP will acquire Arbinet’s portfolio of patents and patent applications for a purchase price of $4,000,000. Arbinet expects the sale of its portfolio of patents and patent applications to close this week. In connection with such sale, AIP and Arbinet entered into a license agreement, which, among other things, will grant to Arbinet and its affiliates a royalty-free, worldwide, assignable and perpetual license to the patents, patent applications and associated rights to be sold, all on the terms set forth in such license agreement and to take effect once such sale has closed. Upon consummation of the merger, Primus and each of its affiliates will automatically be entitled to the same rights and benefits as Arbinet under the license agreement without any further action by AIP, Arbinet or Primus or any of their respective affiliates.

On February 11, 2011, Arbinet notified Primus of Arbinet’s election to add the net proceeds from the sale of its portfolio of patents and patent applications, dollar for dollar, to the aggregate base merger consideration, which in turn will increase the exchange ratio in the merger.

At present, the actual transaction costs, fees and expenses and gross tax liabilities attributable to the sale of Arbinet’s patents and the rights arising from such patents have not been calculated. Assuming that the maximum aggregate amount of $350,000 in transaction costs, fees and expenses and gross tax liabilities for such sale are incurred, the net proceeds from the sale of Arbinet’s portfolio of patents and patent applications would equal $3,650,000 (the purchase price of $4,000,000 reduced by the assumed transaction costs, fees and expenses and gross tax liabilities of $350,000) and the aggregate base merger consideration would be increased by such net proceeds from $28,000,000 to $31,650,000. The actual exchange ratio in the merger cannot be determined until just before closing of the merger because the calculation of such ratio depends on the number of shares of Arbinet common stock issued and outstanding immediately prior to the consummation of the merger and shares that may become issuable as Primus common stock at or after the closing of the merger in connection with Primus’s assumption of Arbinet’s outstanding warrants, options, stock appreciation rights and other equity awards (subject to the exclusion of certain issuable shares that fail to meet certain criteria set forth in the definitive merger agreement). However, relying on the assumptions set forth in each of the joint proxy statement/prospectus dated and filed on January 19, 2011 with the United States Securities and Exchange Commission, or the SEC, and delivered to Arbinet’s and Primus’s stockholders of record, and the registration statement on Form S-4, as amended, filed on January 14, 2011 with the SEC, other than with respect to the assumption regarding aggregate base merger consideration, which has been assumed to be $31,650,000 (instead of $28,000,000, as set forth in the joint proxy statement/prospectus and the registration statement), the exchange ratio, as of January 7, 2011, would be expected to be 0.5794 (instead of 0.5126, as set forth in the joint proxy statement/prospectus and the registration statement) or approximately one share of Primus common stock for 1.79 shares of Arbinet common stock owned (instead of one share of Primus common stock for 2.02 shares of Arbinet common stock owned, as set forth in the joint proxy statement/prospectus and the registration statement). The actual exchange ratio may vary significantly from the ratio determined above based on the assumptions in the joint proxy statement/prospectus and the registration statement and with respect to the aggregate base merger consideration amount provided above.

Primus stockholders will continue to own their existing shares of Primus common stock following the merger. It is anticipated that, immediately following completion of the merger, and based on the same assumptions as described in the immediately preceding paragraph, Arbinet stockholders (by virtue of holding Arbinet common stock immediately prior to the effective time of the merger) would own approximately 24.6% of the outstanding shares of Primus common stock (instead of 22% of the outstanding shares of Primus common stock, as set forth in the joint proxy statement/prospectus and the registration statement).

As described in the joint proxy statement/prospectus and the registration statement, the stockholder meetings for both Arbinet and Primus have been set for February 25, 2011. Assuming all conditions precedent have been satisfied, the merger is expected to close on February 28, 2011.

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About Primus

Primus Telecommunications Group, Incorporated is a leading provider of advanced communication solutions, including, traditional and IP voice, data, mobile services, broadband Internet, collocation, hosting, and outsourced managed services to business and residential customers in the United States, Canada, Australia, and Brazil. Primus is also one of the leading international wholesale service providers to fixed and mobile network operators worldwide. Primus owns and operates its own global network of next-generation IP soft switches, media gateways, hosted IP/SIP platforms, broadband infrastructure, fiber capacity, and data centers located in Canada, Australia, and Brazil. Founded in 1994, Primus is headquartered in McLean, Virginia.

Important Information and Where to Find It

In connection with the proposed acquisition, Arbinet and Primus filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on January 14, 2011. Arbinet and Primus also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS CONTAIN IMPORTANT INFORMATION. Copies of the definitive joint proxy statement/prospectus were sent to stockholders of record of both Arbinet and Primus seeking their approval of certain matters incident to the proposed acquisition. Investors and stockholders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Arbinet and Primus with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and Primus’s SEC filings that were incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or (ii) Arbinet 703-456-4100.

Participants in the Solicitation

Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective stockholders in connection with the proposed merger. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN EACH COMPANY’S 2009 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON FILE WITH THE SEC. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES LISTED ABOVE. ADDITIONAL INFORMATION ABOUT THE INTERESTS OF

SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED ACQUISITION WILL BE INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Primus Investor Relations Contacts:

Primus

Richard Ramlall

SVP Corporate Development and

Chief Communications Officer

703-748-8050

ir@primustel.com

Lippert/Heilshorn & Assoc., Inc.

Carolyn Capaccio

212-838-3777

ccapaccio@lhai.com

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